UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

VirnetX Holding Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92823T108

(CUSIP Number)

BRADLEY L. RADOFF

2727 Kirby Drive

Unit 29L

Houston, Texas 77098

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 29, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92823T108

1	NAME OF REPORTING PERSON

The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		90,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

90,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

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CUSIP No. 92823T108

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		600,100
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

600,100
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

600,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 92823T108

1	NAME OF REPORTING PERSON

JEC II Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 92823T108

1	NAME OF REPORTING PERSON

Michael Torok
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 92823T108

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the entry into the Cooperation Agreement, as defined and described in Item 4 below, on March 30, 2023, the Reporting Persons terminated the Group Agreement (as defined in the initial Schedule 13D). Accordingly, the Reporting Persons are no longer members of a Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 2.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 90,000 Shares directly owned by the Radoff Foundation is approximately $114,552, including brokerage commissions

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 510,100 Shares directly owned by Mr. Radoff is approximately $594,380, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 29, 2023, the Reporting Persons entered into a cooperation letter agreement (the “Cooperation Agreement”) with the Issuer, pursuant to which the Issuer’s board of directors (the “Board”) agreed to declare and pay a special dividend of $1.00 per Share (the “Special Dividend”) and the Issuer agreed to promptly distribute to stockholders 80% of future proceeds, if any, and net of related legal costs, licensing costs and taxes that it receives resulting from the conclusion of VirnetX Inc. v. Apple, Inc. (Case Nos. 6:11-cv-00563-RWS, 6:12-cv-00855-RWS). Pursuant to the Cooperation Agreement, the Issuer also agreed to appoint a new independent director to improve diversity in the boardroom prior to the Issuer’s 2024 annual meeting of stockholders (the “2024 Annual Meeting”), and Mr. Radoff agreed to irrevocably withdraw his nomination of candidates for election to the Board at the Issuer’s 2023 annual meeting of stockholders.

Pursuant to the Cooperation Agreement, the Reporting Persons are subject to certain customary standstill restrictions from the period beginning upon the execution and delivery of the Cooperation Agreement until 15 days prior to the deadline under the Issuer’s amended and restated Bylaws for director nominations and stockholder proposals for the 2024 Annual Meeting (the “Restricted Period”); provided, that the length of the Restricted Period can be extended under certain circumstances set forth in the Cooperation Agreement. During the Restricted Period, the Reporting Persons also agreed not to acquire ownership of more than 7.0% of the outstanding Shares. During the Restricted Period, the Reporting Persons further agreed to appear in person or by proxy at each annual or special meeting of stockholders of the Issuer and vote all of their Shares (i) in favor of the election of each person nominated by the Board for election as a director; (ii) against any proposals or resolutions to remove any member of the Board; and (iii) in accordance with the recommendation of the Board on all other proposals or business that may be the subject of stockholder action at such meeting; provided, however, that if Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”) both make a recommendation that differs from the recommendation of the Board with respect to any proposal submitted to the Issuer’s stockholders at any such meeting (other than as related to the election or removal of directors), the Reporting Persons are permitted to vote in accordance with the ISS and Glass Lewis recommendation; provided, further, that the Reporting Persons are permitted to vote in their sole discretion with respect to any proposals relating to an Extraordinary Transaction (as defined in the Cooperation Agreement).

6

CUSIP No. 92823T108

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 71,424,650 Shares outstanding as of November 4, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2022.

A.	The Radoff Foundation
(a)	As of the date hereof, the Radoff Foundation beneficially owns directly 90,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 90,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 90,000
4. Shared power to dispose or direct the disposition: 0

B.	Mr. Radoff
(a)	As of the date hereof, Mr. Radoff beneficially owns directly 510,100 Shares. As a director of the Radoff Foundation, Mr. Radoff may be deemed to beneficially own the 90,000 Shares owned by the Radoff Foundation.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 600,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600,100
4. Shared power to dispose or direct the disposition: 0
C.	JEC II
(a)	As of the date hereof, JEC II beneficially owns 0 Shares.

Percentage: 0.0%

7

CUSIP No. 92823T108

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

D.	Mr. Torok
(a)	As of the date hereof, Mr. Torok beneficially owns 0 Shares.

Percentage: 0.0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)	Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D. All of such transactions were effected in the open market unless otherwise noted therein.
(e)	As of March 30, 2023, upon the termination of the Group Agreement, the Reporting Persons ceased to collectively be the beneficial owners of more than 5% of the Shares of the Issuer.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 29, 2023, the Reporting Persons and the Issuer entered into the Cooperation Agreement, as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On March 30, 2023, the Reporting Persons terminated the Group Agreement, effective immediately.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Cooperation Agreement, dated March 29, 2023 (incorporated by reference to Ex. 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 30, 2023).

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CUSIP No. 92823T108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2023

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff

JEC II Associates, LLC

By:	/s/ Michael Torok
	Name:	Michael Torok
	Title:	Manager

/s/ Michael Torok
Michael Torok

9

CUSIP No. 92823T108

SCHEDULE B

Transactions in the Securities of the Issuer Since the Filing of the Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

THE RADOFF FAMILY FOUNDATION

Sale of Common Stock	(327,839)	1.6810[1]	03/30/2023

BRADLEY L. RADOFF

Sale of Common Stock	(2,112,161)	1.6834[1]	03/30/2023

JEC II ASSOCIATES, LLC

Sale of Common Stock	(1,525,819)	1.6880[2]	03/30/2023

MICHAEL TOROK

Sale of Common Stock	(155,000)	2.3136	03/30/2023

1 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.3700 to $2.2250 per share. The Radoff Foundation and Mr. Radoff undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

2 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.4200 to $2.2250 per share. JEC II undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.